SCIO Diamond Technology Corporation

411 University Ridge, Suite D

Greenville, South Carolina 29601

(864) 751-4880

September 5, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Linda Cvrkel, Branch Chief

Re:                             SCIO Diamond Technology Corporation

Form 10-K for the Year Ended March 31, 2012

Filed August 16, 2012

Form 10-Q for the Quarter Ended December 31, 2011(as amended)

(the dates stated above are based on the filings addressed by the comment letter)

File No. 333-166786

Ms. Cvrkel:

On behalf of SCIO Diamond Technology Corporation (the “Company”), this letter responds to the letter dated August 21, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2012 and the Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2011.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Comment Letter dated August 21, 2012

Form 10-Q for the Quarter Ended December 31, 2011 (as amended)

Explanatory Note, page 2

1.              We note your disclosure that in September 2011, the Company delivered a letter to certain former ADI and ADGC stockholders stating that, in connection with the Company’s acquisition of assets from ADI and ADGC, the Company would provide a right to buy Company common stock for $0.01 per share to such stockholders (the “ADI Shareholder Purchase Rights” or “ADI subscription rights” and the “ADGC Shareholder Purchase Rights,” respectively) that were accredited investors, provided certain information to the Company regarding their intentions to purchase such shares of Company common stock, and accepted payment from ADI or ADGC, as applicable, for the repurchase of such stockholders’ shares in ADI and ADGC, respectively. Please clarify for us the nature and amount of any payments from ADI shareholders to the Company for these shares of common stock that occurred during the six months ended December 31, 2011. Also, please confirm to us that the 16 million rights issued in the ADI purchase are separate and accounted for separately from the amount of shareholder rights issued in the ADGC purchase in June 2012. It appears that as of December 31, 2011 you have only accounted for the stock purchase rights issued in connection with the ADI acquisition, please confirm and alternatively explain to us how you have accounted for the ADGC shareholder purchase rights at December 31, 2011.

Response:     The Company received no payments from ADI shareholders during the six months ended December 31, 2011.

The Company confirms that the 16 million rights issued in the ADI purchase are separate and accounted for separately from the amount of the shareholder rights issued in the ADGC purchase in June 2012.

The Company did not have a definitive written agreement with ADGC with respect to the ADGC Asset Purchase as of December 31, 2011, and as a result, the ADGC shareholder purchase rights were not recorded at December 31, 2011.  The Company determined that it was obligated to complete the ADGC Shareholder Purchase Rights offering at the time of the ADGC Asset Purchase on June 5, 2012 and the Form 10-Q for the three months ended June 30, 2012 reflects the Company’s accounting for that transaction.

Note 2. Asset Purchase, page 13

2. We note your disclosure that the purchase price allocation of the ADI asset includes $943,685 of machinery and equipment, $2,311,818 for reactors, and $9,784,497 for in process R&D. Please explain to us and revise to disclose in the notes to the financial statements, how you determined the fair value of each of these asset categories. Your response and revised disclosure should include the nature of all significant assumptions used in the valuation. Also, since the amount of the in-process R&D has greatly increased since the original Form 10-Q, please explain to us why you believe that the total amount allocated to in-process R&D is appropriately classified as such.

Response:     The Company hired a third party appraiser with expertise in the valuation of assets such as were purchased from ADI to perform an appraisal on those assets as of the date of purchase.  The Company then used the fair values provided in the appraisal to allocate fair value to each of the asset categories.

Significant assumptions used by the appraiser in assigning fair value include:

•                  A cost-to-recreate approach was used in determining fair value for the reactors.

•                  Certain purchase orders from ADI’s files were available for parts of the reactors.

•                  Functional and technical obsolescence were applied to discount the values of some of the reactors.

•                  Deferred maintenance costs and remediation expenses were applied to reduce the fair value due to the mothballing of the reactors.

•                  The non-reactor equipment was valued based upon relevant and related purchase orders adjusted for straight-line depreciation where age could be determined or estimated.

•                  Equipment sold as excess after the transaction was valued at the sales price.

•                  Where no similar purchase orders were available, management and appraiser estimates were used.

•                  In-Process R&D (IPRD)

•                  ADI was effectively focused on a single function — research and development — until operations of the company ceased.

•                  Because ADI had already progressed in its research and development, the cost of such progress can be avoided going forward.

•                  Fair value of the IPRD was estimated using the following assumptions:

•                  Annual expenses at ADI were estimated based upon planning documents (not actuals) discovered by the Company for certain years within the approximately 6 years that the IPRD was developed.  Legal costs related to the IPRD were based upon discussions with ADI’s patent counsel.

•                  A discount of over 50% was applied to these costs-to-develop based upon the Company’s view of ADI’s inefficiency of operation.

•                  Tax benefits were calculated at 35% and a reasonable developer’s profit was added to reflect a rate of return that might be expected on an investment at this risk level.

The amount allocated to in-process R&D and the growth in that amount from the Company’s preliminary estimate is the result of the comprehensive analysis of the cost to reproduce these assets described above.  This analysis was part of the appraisal completed by an expert third party.

Note 3. Intangible Assets, page 13

3. We note your disclosure that the useful life of the intangible assets is indefinite. Please explain to us and in Note 3 why you believe that it is appropriate to assign these intangible assets an indefinite useful life. In this regard, we note that you disclosed in your response to our prior comment two in your letter dated July 2, 2012 that these assets will be amortized as deferred fees over their respective economic lives once the product lines become available for sale. Additionally, you disclose in MD&A that at such time that production begins and commercialization of separate components of the intellectual property portfolio are then marketed to varying distribution channels, segmentation and bifurcation of the IPRD asset to finite-lived commercialized intellectual property assets will be considered. Please revise the notes to your financial statements to disclose your intended accounting for these intangible assets.

Response:     The Company believes it is appropriate to assign an indefinite useful life to these intangible assets due to the Company’s inability prior to commercialization of these assets to reliably determine or even estimate the timing, tenor or amount of future cash flows which might be earned from them collectively or specifically.  The Company will include in the notes to financial statements of future filings disclosure of its intention to re-assess the useful lives of these assets as commercialization commences.

Note 6. Related Parties, page 14

4. We note your disclosure that both Mr. Adams, in an executive role, and Mr. Monahan previously served in various capacities with ADI through early 2011. Please tell us if the Company and ADI or ADGC should be considered entities under common control and therefore the related acquisitions should be accounted for under ASC 805-50-30-5. Your response should clearly explain the ownership of each of these entities at the time the related transactions occurred.

Response:     The Company does not consider itself to be an entity under common control with ADI or ADGC based upon its understanding of the ownership of these companies at the time the transactions occurred.  The transactions were asset purchases and the sellers did not make available to the Company their books and records to the extent they existed in any accurate form given the effectively defunct status of the sellers.

Mr. Adams and his spouse owned approximately 2% of the common stock of ADI and 11% of the common stock of ADGC.  Mr. Monahan held no stock of ADI and approximately 4% of the stock of ADGC.

Management’s Discussion and Analysis

Critical Accounting Policies, page 17

Property, Plant & Equipment, page 18

5. We note your disclosure that regarding the useful life of the reactors, you plan to reassess the useful lives of these assets on an annual basis. As previously communicated, we believe that you should reassess the useful lives of the reactors at the time they are placed in service, rather than on an annual basis. Please revise your disclosure to clarify that you intend to comply with this accounting policy.

Response:     The Company will revise its future disclosures as noted, and we intend to comply with this accounting policy.

Form 10-K for the Year Ended March 31, 2012

Note 10. Subsequent Events

6. We note your disclosure that on June 5, 2012 you acquired substantially all of the assets of ADGC consisting of cultured diamond gemstone-related know-how, inventory, and various intellectual property, in exchange for $100,000 in cash and the opportunity for certain current and former stockholders of ADGC that are accredited investors to acquire up to approximately 1 million shares of common stock of the Company for $.01 per share. Please explain to us how you accounted for this acquisition of assets, including how you valued the stockholder rights issued in this transaction. Also, please tell us the nature of the assets acquired and the amount allocated to each major category of assets. As part of your response, please also tell us how you determined the fair value of the assets acquired and the useful life of each type of asset.

Response:     The Company refers the Staff to the Form 10-Q for the three months ended June 30, 2012 filed on August 20, 2012.  From that filing, NOTE 2 ASSET PURCHASES:

On June 5, 2012, the Company acquired certain of the assets of ADGC (the “ADGC Asset Purchase”), consisting primarily of cultured diamond gemstone-related know-how, inventory, and various intellectual property, in exchange for $100,000 in cash and the right for certain current and former stockholders of ADGC that are accredited investors to acquire up to approximately 1 million shares of common stock of the Company for $0.01 per share (the “ADGC Offering”) with the intent that the ADI Offering be conducted substantially concurrently with the ADGC Offering (collectively, the “ADI/ADGC Stockholder Offering”).  The Company intends to fund the $100,000 cash portion of the ADGC Asset Purchase concurrently with the closing of the Offerings and includes it as part of accounts payable at June 30, 2012.  The ADI/ADGC Stockholder Offering began in June and is expected to close on or about August 30, 2012.  The Company has estimated the fair value of such subscription rights to be $0.79 per right.  At the date of the transaction, the aggregate fair value of such subscription rights was $790,000, and this amount was credited to additional paid-in capital. The fair value of such rights to acquire shares of common stock of the Company was determined using the Black-Scholes model with the following assumptions: estimated volatility of 100%, risk free interest rate of 0.1%, and an expected life of 3 months.

The following table reflects our preliminary purchase price allocation of the assets:

Inventory	$150,000
In-process research and development	740,000
Total	$890,000

The Company will obtain appraisals of the assets acquired and adjust the purchase price allocation no later than December 31, 2012, as necessary.

If you have any questions related to this letter, please contact me at (864) 751-4883.

Sincerely,

/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

cc:                                 Joseph D. Lancia, Chief Executive Officer

Edward S. Adams, Chairman of the Board